UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 9, 2017

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-3028414
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On June 9, 2017, the Board of Directors of YayYo, Inc. (the “Company”) accepted and approved the resignation of Robert W. Vanech from his positions as chief financial officer, treasurer, and secretary of the Company and as a member of the Company’s Board of Directors, with effect to May 31, 2017. Concurrently, the Company and Mr. Vanech entered into a Consulting Agreement, pursuant to which Mr. Vanech will provide executive management services to the Company for a period of six months commencing on June 1, 2017. The Consulting Agreement calls for Mr. Vanech to perform services of the nature contemplated by the Company and Mr. Vanech during his prior service to the Company, those of a chief financial officer, treasurer, and secretary, utilizing Mr. Vanech’s talents as an experienced executive.

Concurrently, pursuant to a vote of the Board of Directors, the Board appointed Ali Rashidifar and Kevin F. Pickard as members of the Board of Directors to fill two vacancies on the Board, effective immediately. The Board also appointed Mr. Pickard as the company’s chief financial officer and secretary. Mr. Rashidifar will continue following his appointment to the Board to serve as the Company’s chief technology architect. Mr. Pickard was previously providing services to the Company in financial matters on a consulting basis.

Mr. Rashidifar’s entrepreneurship in the technology sector began at the age of 15, when he started building custom computers and websites for friends and family. Mr. Rashidifar’s expertise includes product and project management, UXUI and system architecture. In 2011, Mr. Rashifidar founded Lexicon Labs, a software consulting company. Through Lexicon Labs, Mr. Rashidifar currently serves as a consultant to the Company. He also serves as the Chief Technology Officer of Zuum Transportation, a transportation technology company that provides mobile and web applications for the logistics market. Zuum provides carriers and shippers a real-time market place for bidding as well as end-to-end logistics tracking. Mr. Rashidifar has also consulted for numerous technology, entertainment and hospitality companies, such as Live Nation, Insomniac, FIWI, Hakkasan, Unite4Good, Ethos, Thompson Reuters, MGM, AEG & SBE. Mr. Rashidifar graduated from University of California, San Diego with a Bachelor of Arts in Economics and an emphasis in econometrics.

Mr. Pickard is a certified public accountant and the owner of Pickard & Company, CPAs which he founded in July 1998. Prior to forming Pickard & Company, he was an audit partner at Singer Lewak, LLP from August 1996 to July 1998. From September 1987 to July 1993 and from April 1994 to August 1996, Mr. Pickard was a business assurance manager at Coopers & Lybrand, LLP (currently known as PriceWaterhouseCoopers). Mr. Pickard also held the position of Manager, Internal Audit, for GFC Corporation from July 1993 to April 1994. Mr. Pickard earned a Bachelor of Science in Accounting from Brigham Young University, and a Master of Accountancy from Brigham Young University with a special emphasis in financial audit. Mr. Pickard is currently a licensed Certified Public Accountant in North Carolina, Arizona and California.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,
a Delaware corporation

By:	/s/ Ramy El-Batrawi
Name:	Ramy El-Batrawi
Its:	Chief Executive Officer
Date:	June 9, 2017